TOGA LIMITED 2575 McCabe Way, Ste 100 Irvine, CA 92614	T: (+1) 949.333.1603 E: support@togalimited.com W: togalimited.com

Alexander D. Henderson Chief Financial Officer
Alex.Henderson@Togalimited.com
April 13, 2020

Mr. Robert Shapiro

Senior Staff Accountant

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:   Re:   Toga Limited (the Company )

Form 10-K for the Fiscal Year Ended July 31, 2019

Filed November 14, 2019

Form 10-Q for the Fiscal Quarter Ended October 31, 2019

Filed December 19, 2019

File No. 001-39052

Dear Mr. Shapiro:

This letter is to confirm the staff’s conversation with the Company’s counsel, Jeffrey Berg on April 13, 2020 regarding its request for an extension of time to respond to the staff comment letter dated March 23, 2020.

We appreciate your agreement to extend the Company’s response time to Friday, April 24, 2020. Per the discussion with staff, the Company also confirms that it will incorporate its comment responses into the Company’s next quarterly report on Form 10-Q for the period ending April 30, 2020.

Sincerely,

TOGA LIMITED

/s/ Alexander D. Henderson

Alexander D. Henderson

Chief Financial Officer

/sq

cc: Jeffrey Berg (via email)